Filed Pursuant To Rule 433
Registration No. 333-167132
August 25, 2010
Jason Toussaint: Central Banks May Linger On Demand Side
Written by HardAssetsInvestor
August 25, 2010 12:00 am EDT
MR. NORMAN: Hello everybody and welcome to HardAssetsInvestor.com Interview Series. I’m Mike Norman, your host here with the second half of my interview with Jason Toussaint who is the Managing Director of Investments for the World Gold Council.
Jason, in our first interview I think we left off where you’re talking about emerging market demand, countries like China, India, newly acquired wealth, especially in China where, you know, owning gold for them is a relatively new phenomenon. This has to be a very important factor in the longer term outlook for gold and gold prices. Is it not?
MR. TOUSSAINT: Absolutely, and I think there is, if we look at China most importantly there’s two segments of the market which are important to look at. There are domestic citizens and their affinity towards gold, but then also the central bank and government reserves. Now if we compare China’s national reserves they hold approximately 1.6% of their total reserves in gold bullion as opposed to Western markets like the U.S. and the UK which hold anywhere between 65 and 80% of their assets in gold bullion. The People’s Bank of China has just made statements as recently as yesterday that they are taking steps to make the markets more open for gold buying domestically. We will see most likely increased buying by Chinese Central Bank, as well as domestic investors. And I think the key there, and you’ve hit it on its head, there is a very historical, very strong bond or affinity towards holding gold as an asset in the Chinese marketplace. So what we see is that when the demographic change from somebody who has been say working outside the city and has accumulated some means of wealth the first thing they want to do is accumulate gold. And that strong affinity is a huge factor for long-term gold demand. And that is also the same paradigm in, in India.
MR. NORMAN: Does it worry you at all that this desire, you know, let’s say to boost gold reserves comes at a time when we’ve already seen a very substantial increase in the price? And if you go back in fact and you look at the period of the 1990s when central banks were actually selling off some of their gold, you know, if I were a contrarian I would say well look, they got out at the wrong time, maybe they’re getting in at the wrong time. What do you say to people when you talk to people, and you, you know, you’re on the investment side, when you say well yeah, gold’s had a fantastic run up but adjusted for inflation it still hasn’t surpassed the peak that it hit in 1980, 30 years ago. Isn’t it hard to make a case for investment when relative to stocks certainly high-quality dividend-paying stocks, it really hasn’t done that well.
MR. TOUSSAINT: Well it’s, times have changed obviously, and I think one point that should be made is that central banks before 2000 would basically when they were selling their gold they would come to the market and basically dump gold on the market which would destroy confidence in the gold price. So if you were an investor and you came to, to the market and then let’s say the central bank in, the British central bank comes out and sells X hundred tons in the market in one day you’ve just lost a lot of wealth. They, in late 1999 the World Gold Council was instrumental in negotiating what’s called the Central Bank Gold Agreement.
MR. NORMAN: Right.
MR. TOUSSAINT: Which Western central banks agreed to—
MR. NORMAN: That limited those sales right?
MR. TOUSSAINT: Exactly, both in terms of tonnage but then also how they liquidate that gold on the marketplace as to not disturb the underlying market by coming with outsized orders.
MR. NORMAN: Was that agreement renewed? I mean wasn’t it like—
MR. TOUSSAINT: Yes, it’s on its third renewal now.
MR. NORMAN: Five or six years ago? Yeah.
MR. TOUSSAINT: Yes.
MR. NORMAN: Is there, is there pressure among some of these European nations currently running deficits and, you know, required to reduce those that they might want to sell gold as a means to bring their deficits down?
MR. TOUSSAINT: They could. We’re not seeing that now. In fact, central banks have moved from a fairly large sustained source of supply coming onto the market every year to a slight six tons of roughly on the demand side. So in aggregate Western central banks are slowing their selling, and then we also have Eastern central banks with obviously we’ve had announcements from India, China, Maldives as well, small, small accumulation. We think that trend is just continuing so we would think that central banks may stay on the demand side for, for a bit of time.

MR. NORMAN: Now we talked a lot about the demand side. I don’t want to let you go without touching a little bit on the supply side. Indeed, the members of your organization most of them are major gold producers. You’ve seen the big run up in price. A lot of new capital investment going into gold production globally. How does that bode for the supply picture going forward?
MR. TOUSSAINT: Right, there’s two things to look at there, one is what is the current rate of mining production. And unfortunately the older mines, the richest mines if you will in South Africa, some of those are three to four miles into the earth and the ore grade that they are bringing to the surface is deteriorating. So the amount of ounces per ton mined is slowing.
MR. NORMAN: Four miles in? That is impressive, wow.
MR. TOUSSAINT: Correct. The other more important aspect is that gold is becoming even more scarce. It’s obviously a precious asset and it has been for thousands of years. It’s becoming harder to find. So budges both in terms of mining itself and building new mines is one thing. The more important factor is an explosion in exploration budgets. Absolutely through the roof. However, against that backdrop the mining overall is not finding new sources of gold supply. So the easy gold if you will has been mined off the, off the Earth.
MR. NORMAN: Right, right.
MR. TOUSSAINT: So it is becoming more and more precious. One statistic I look at is if we assume today that no more discoveries or further discoveries of gold are found and we continue to mine at the rate that we are mining today we would mine all of the gold identified in 15 years.
MR. NORMAN: Wow, so the demand looks fantastic, the supply looks fantastic, at least for a bullish outlook. I don’t, I think it’s hard to argue with that scenario.
Jason, I want to thank you very much for coming on the show. It was very informative. That’s it for now folks. I hope you check back again to HardAssetsInvestor.com. I’m Mike Norman your host. See you next time. Bye-bye.

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